SEC FILE NUMBER
001-35611

CUSIP NUMBER
245077102

UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

(Check one):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	December 26, 2017
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
 PART I - REGISTRANT INFORMATION

Del Frisco’s Restaurant Group, Inc.
Full Name of Registrant

N/A
Former Name if Applicable

2900 Ranch Trail
Address of Principal Executive Office (Street and Number)

Irving, TX 75063
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Del Frisco’s Restaurant Group, Inc. (the “Company”) is filing this Notification of Late Filing on Form 12b-25 with respect to its Annual Report on Form 10-K for the year ended December 26, 2017. Despite diligent efforts, the Company was unable to file the Form 10-K by March 12, 2018, without unreasonable effort or expense, primarily because it has not completed its accounting analysis for a sale-leaseback executed on December 22, 2017.  The sale-leaseback transaction requires the Company to perform additional procedures and analysis in connection with the Company’s annual financial statement close process and preparation of the Form 10-K, including the consolidated financial statements and management’s report on internal control over financial reporting contained therein. Based on our analysis the Company does not believe this would impact the previously released results of operations. The Company currently expects that it will be able to conclude the remaining work necessary in time for the Company to file the Form 10-K within the fifteen calendar day extension provided by Rule 12b-25.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	BJ Wilson	469	913-1852
	(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

			☒ Yes ☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☐ Yes ☒ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

DEL FRISCO'S RESTAURANT GROUP, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 13, 2018	By	/s/ Neil H. Thomson
Neil H. Thomson Chief Financial Officer